ROGER L. FIDLER

Attorney at Law

145 Highview Terrace

Hawthorne, N.J. 07506

(973) 949-4193

(973) 949-4196 (Fax)

rfidler0099@aol.com

August 4, 2011

Larry Spirgel, Esq.

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

The Virtual Learning Company, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 22, 2011

File No. 333-174674

Dear Mr. Spirgel:

We have reviewed the Staff’s comments and have amended the registration statement as follows:

General

1.

Please restore page numbers throughout the prospectus.

We have restored page numbers throughout the prospectus.

2.

We note the revisions made in response to comments 5 and 12 from our letter dated June 23, 2011. Please further revise to remove remaining disclosures which conflict with your status as a development stage company that has not commenced its business. For example, under the risk factor “If we are unable to develop, maintain and enhance our brand identity…” you refer to a “very limited number of existing subscribers.” As another example, under the risk factor “Our future growth and profitability will depend in large part…” you suggest that future growth and profitability is predicated upon your ability to “continue [your] strong ‘word-of mouth’

subscriber referrals.” Please revise throughout.

We have revised the specific mentioned risk factors to eliminate statements that conflict with our status as a development stage company.  We have also reviewed again the entire prospectus to address the same faulty disclosure and have made changes.

3. In response to comment 9 from our letter dated June 23, 2011 you removed the television and movie content from your websites. However, your websites now offer radio shows. Explain whether it was necessary to negotiate the right to broadcast these shows with the owners. If warranted, disclose the possibility that you are infringing intellectual property rights and highlight the potential repercussions.

The Radio Programs have now also been removed and we have no intention of making the Movie, TV and Radio content available in the future.

4. We note mitigating language regarding the fact that you have one “content providing web site” only in the prospectus summary. In accordance with comment 10 from our letter dated June 23, 2011, make clear that you have only one operational website under “History of the Company,” “Our Products and Services,” and “Plan Of

Operation.”

We have made it clear under “History of the Company,” “Our Products and Services,” and “Plan of Operation” that we have only one operational website.

Summary of Prospectus

General Information about Our Company

5. Please remove the statement “and $10,000 and $20,000, respectively, in cash generated from the issuance of shares of Company common stock to our founders and initial investors” from the third paragraph of this section. We note that these figures do not constitute current assets and are discussed within the fifth paragraph of this section.

We have removed the reference in paragraph 3 to the $10,000 and $20,000 et seq.

The Offering

Securities Issued and Registration Costs

6. The last sentence in the first paragraph of this section appears to provide figures for if

50% or 75% of the shares to be offered are sold. Revise to correct.

We have revised the 25% to 75% as per the comment.

Summary Financial Information

7. Your response to comment 11 from our letter dated June 23, 2011 is unclear. Explain how the removal of $250,000 in common stock issued for consulting fees during the period ended March 31, 2010 appropriately rectifies the apparent error in previously reported operating expenses for this period.

Presented below is the original presentation of the Summary financial information along with a copy of the original reviewers comment.  The comment related to the observation that the total operating expenses for March 31, 2010 of $251,956 far exceeded the total operating expenses for December 31, 2010 of $129,236.

The amended S-1 presentation discloses the revised Total Operating Expenses to be $121,956 or a difference of $130,000.

The original presentation included the following:

a)

A March 31, 2010 entry debiting   Consulting fees account for $250,000 representing the issuance of 1,250,000 shares at $.20 to various individuals.

b)

Originally on December 31, 2010 an adjusting entry was posted to:

1.

A credit this account with $110,000 to capitalize these fees as Capitalized Software.

2.

Another credit to this account for $20,000 voiding a certificate for 100,000 shares.

Pursuant to the reviewer’s observation, who correctly noted that the total expenses as of March 31, 2010 exceeded the total expenses for the year ending December 31, 2010.  We discovered that these two journal entries should have been properly posted to March 31, 2010. Consequently, we amended our presentation in both the Summary financials, Plan of Operations and the Statements of Operations for the three months ended March 31, 2010 and the Statement of Cash Flows for the three months ended march 31, 2010. After correcting the date of these posting from December 31, 2010 to March 31, 2010, the Statement of Operations is now in correct perspective.

3 Summary of Statements of Operations Data

	For the year ended December 31, 2010	From inception (January 6, 2009) to December 31, 2009	Totals from inception (January 6, 2009) through December 31, 2010
Sales	$ -0-	$ -0-	$ -0-
Total operating expenses	$ 129,236	$ 680,672	$ 809,908
Net loss	$ (129,236)	$ (680,672)	$ (809,908

	For the three months ended	For the three months ended	From inception (January 6, 2009) to
	March 31, 2011	March 31, 2010	March 31, 2009	March 31, 2011
Sales	$ -0-	$ -0-	$ -0-	$ -0-
Total operating expenses	4,296	251,956	680,000	814,204
Net loss	$ (4,296)	$(251,956)	$ (680,000)	$(814,204

Amended S-1 Financial Summary presentation filed July 22, 2011.

	For the three months ended	For the three months ended	From inception (January 6, 2009) to
	March 31, 2011	March 31, 2010	March 31, 2009	March 31, 2011
Sales	$ -0-	$ -0-	$ -0-	$ -0-
Total operating expenses	4,296	121,956	680,000	814,204
Net loss	$ (4,296)	$(121,956)	$ (680,000)	$(814,204

Summary Financial Information, page 9

Original Comment

11. Tell us how your total operating expenses for the three months ended March 31, 2010 can be more than your total operating expenses for the year ended December 31, 2010.

This happened because a journal entry capitalizing $110,000 in consulting fees was posted in December 31, 2010. This entry should have been reflected as of March 31, 2010 where the initial entry was booked in error.

The March 31, 2011 statement of operations and cash flows and any other reference relying upon these facts has been amended.

Description Of Business

Key Attributes of Our Business Model

8. We note your response to comment 8 from our letter dated June 23, 2011, but see no changes to this section. Revise to make clear that none of the key attributes of your business model have been materialized as of yet. For example, your statement that your business model is “characterized by a visible recurring revenue stream and high profit margins” should be balanced by accompanying disclosure that you have not yet generated revenues and have never generated a profit.

We have noted that none of the key attributes of our business model have materialized yet in general and specifically regarding the recurring revenue stream and high profit margins.

Our Growth Strategy

9. Many of the growth initiatives disclosed within this section appear highly aspirational given your status as a development stage company. For example, discussion of your desire to develop and offer electronic books may be premature in light of the fact that you have not yet launched your website based offerings. Consider limiting your discussion only to those avenues of growth which you might practicably pursue in the foreseeable future. For each retained topic, comply with comment 17 from our letter dated June 23, 2011 to explain in detail how each topic is relevant to growth, steps taken to date in furtherance of each initiative and remaining steps to be implemented.

There is no aspirational aspect to the electronic books. They and the website modules are made concurrently.  All of the programming instructions are one and the same. The website courses consist of the virtrual textbooks simply broken down into individual bite size modules. The virtual textbooks consist of all the modules coupled together to form one continuous book. Third Grade Geometry is the perfect example. This course is over 250 pages or frames in size as a third grade virtual textbook on geometry and is still being presented as a single module. One of the major considerations in assembling these modules to become a virtual textbook is the speed at which the module will load and play. If I were to combine all of the modules as a single virtual textbook, then in CD or DVD format they will load and play without any noticeable time delay. Over the internet a whole virtual textbook would load too slowly. A textbook for a single grade may represent over 1 Giga byte in size after being fully compiled with all of the modules working together as one title. To load in any kind of timely fashion we had to employ a pre-loader to track the actual loading time so the viewer sees what is going on and keep the module file size down to approximately 6 to 15 Megabytes. The source file size of the Third Grade Geometry title alone is over 900 Megabytes. We have taken every opportunity to load all of our modules with lots of audio, animation, colorful source images, action script programming and characters and text materials. The creation of these modules at times even stretches the limits of our computers memory to handle the file sizes.

To create most of these modules we have pushed our computers to their limits. So we have been forced to divide the modules that comprise a full virtual textbook into more manageable file sizes. The programming is still all the same. This is the lovely part of having chosen Adobe Flash as the programming platform and the versatility of the programming.

Notwithstanding the above we have re-examined prior staff comment 17 and have made revisions to further address and explain in detail how each topic is relevant to growth, steps taken to date in furtherance of each initiative and remaining steps to be implemented.

Plan Of Operation

10. We note your response to comment 22 from our letter dated June 23, 2011. Indicate how you intend to determine the projects “in which he directly participates and has made material contributions” and what portion of net revenues are attributable to those projects.

The disclosure has been made as to the objective mechanisms the Company uses in these types of situations.

Basis of Presentation/Going Concern

11. We note the revisions made in response to comment 23 from our letter dated June 23,

2011, but the disclosure within this section remains incomplete and unclear. Please further revise as follows:

· We note management’s expectation that a total of 16 titles representing mathematics and sciences will be sufficient to reach a breakeven point. We further note that 11 mathematics based titles have been completed. Disclose the expected timeline and associated costs for producing the 5 additional mathematics and sciences courses necessary to breakeven.

The estimated time to complete the 5 additional titles is approximately 2 months.

· Clarify whether your goal of 32 total titles includes the 5 completed language training titles.

The 5 language titles are in addition to the 16 required to achieve break even and this fact has been disclosed and they are also in addition to the 32 titles which has also been disclosed.

· Remove duplicative disclosure regarding the steps necessary to complete 16 additional titles.

The disclosure is not duplicative. This disclosure regarding the number of courses to achieve breakeven, 16, is then amplified by the comments that note that by the time we double that number a year will have passed and certain other corporate objectives will have occurred.  While we could remove it if desired, it is not duplicative.

· Explain when you intend to start shipping your product and soliciting membership for your website.

We have added a paragraph setting for the requested disclosure and making it clear that with or without the proceeds we intend to commence marketing.

· In the “25% of Maximum Sold” column of the added table, reconcile the time necessary for each of the four disclosed steps with the total provided.

The typo has been corrected for the flash rendition.

· Address the steps and costs necessary to implement the contemplated marketing program.

We have set forth in quite a bit of detail the many avenues for promotion and marketing that we intend to use along with breakdowns of which will be used and to what extent funds will be expended in each method a the various fund raising levels.

Directors and Executive Officers, Promoters and Control Persons

12. We note your response to comment 27 from our letter dated June 23, 2011. Revise your discussion of the AICPA investigation to highlight that the original investigation related to Mr. Monahan’s involvement in the audit of a private company, Searex, Inc.

Also revise the last sentence of this discussion to clarify that no further action was taken by either the AICPA or the New Jersey State Board of Accountancy against Mr.

Monahan because he decided not to renew his license to practice accounting in 2006.

We have clarified that Searex is a private company and that no further action was taken because he decided not to renew his license to practice accounting in 2006..

Certain Provisions Of The Bylaws

13. Per comment 29 from our letter dated June 23, 2011 reconcile your statement here that your bylaws eliminate the personal liability of your directors for damages related to breaches of their fiduciary duties with the exceptions under Nevada law enumerated in the first paragraph of your Item 14 disclosure. Remove the remaining reference to your Certificate of Incorporation.

We have removed the remaining reference to the Certificate of Incorporation and have reconciled the difference in the statement regarding the breach of fiduciary duty.

Item 16. Exhibits and Financial Statement Schedules

14. The exhibit index continues to reference Exhibit 16 Power of Attorney, which has not been filed. Per comment 31 from our letter dated June 23, 2011, please either file this exhibit or remove reference to it in the index.

We have removed the reference.

When all comments have been addressed and we then request acceleration of the effective date of the pending registration statement we will provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Roger L. Fidler

Roger L. Fidler, Esq.

Via E-mail and EDGAR filed